August 17, 2021

Mr. Brad Skinner
Office Chief
Office of Energy & Transportation
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

Re:   Madre Tierra Mining Ltd.
Offering Statement on Form 1-A
Filed on February 12, 2021
File No. 024-11452

Dear Mr. Skinner:

We acknowledge receipt of the comments in the letter dated August 12, 2021 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Draft Offering Statement of Madre Tierra Mining Ltd. (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Form 1-A filed July 22, 2021

Cover Page
1. Please disclose the termination date of the offering.
The Company has disclosed the termination so as to make it clear that that the offering will terminate no later than twelve months from the date of qualification by the SEC.
Security Ownership of Management and Certain Securityholders, page 36
2. Please provide the information required by Item 12 of Part II of Form 1-A as of the most recent practicable date.  In that regard, we note that the table on page 36 relates to beneficial ownership as of December 31, 2020.

The Company notes that there has been no change in beneficial ownership since December 31, 2020 and has updated the date on page 36 to August 13, 2021.

Thank you again for the opportunity to respond to your questions to the Draft Offering Statement of Madre Tierra Mining Ltd. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Sasha Kaplun
Chief Executive Officer
  Madre Tierra Mining

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